UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Morningstar, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

617700 10 9

(CUSIP Number)

December 04, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 617700 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Daniel Mansueto

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,334,295(1)

	6.	Shared Voting Power 56,250(2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 56,250(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,390,545(1)(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 5.6% (1)(2)

12.	Type of Reporting Person IN

(1) Consists of shares of Common Stock held of record by grantor retained annuity trusts for which Reporting Person serves as the voting agent over the shares.

(2) Consists of shares of Common Stock held of record by a trust, for which Reporting Person serves as the trustee.

Item 1.

	(a)	Name of Issuer Morningstar, Inc.
	(b)	Address of Issuer's Principal Executive Offices 22 West Washington Street Chicago, Illinois 60602

Item 2.

	(a)	Name of Person Filing Daniel Mansueto
	(b)	Address of Principal Business Office or, if none, Residence 907 Westwood Boulevard, #1026 Los Angeles, CA 90024
	(c)	Citizenship U.S.A.
	(d)	Title of Class of Securities Common Stock, no par value
	(e)	CUSIP Number 617700 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 2,390,545
(b) Percent of class: 5.6%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 2,334,295(1)
(ii) Shared power to vote or to direct the vote 56,250(2)
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 56,250(2)

(1) Consists of shares of Common Stock held of record by grantor retained annuity trusts for which Reporting Person serves as the voting agent over the shares.

(2) Consists of shares of Common Stock held of record by a trust, for which Reporting Person serves as the trustee.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

[Signature Page Follows]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 10, 2024
Date

/s/ Daniel Mansueto
Signature

Daniel Mansueto
Name/Title